FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of April 2024

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

13-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F   X    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	Financial Summary – Year ended March 31, 2024.

The registrant hereby incorporates Exhibit 1 to this report on Form 6-K by reference in the prospectus that is part of Registration Statement on Form F-3 (Registration No. 333-273353) of the registrant and Nomura America Finance, LLC, filed with the Securities and Exchange Commission on July 20, 2023.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: April 26, 2024	By:	/s/ Yoshifumi Kishida
Yoshifumi Kishida
Senior Managing Director

Financial Summary For the Year Ended March 31, 2024 (U.S. GAAP)

Date:	April 26, 2024
Company name (code number):	Nomura Holdings, Inc. (8604)
Stock exchange listings:	(In Japan) Tokyo, Nagoya (Overseas) New York, Singapore
Representative:	Kentaro Okuda President and Group CEO, Nomura Holdings, Inc.
For inquiries:	Junko Tago Managing Director, Head of Investor Relations, Nomura Holdings, Inc. Tel: (Country Code 81) 3-5255-1000 URL: https://www.nomura.com

1. Consolidated Operating Results

(1) Operating Results

	(Rounded to nearest million)
	For the year ended March 31
	2023		2024

	(Millions of yen, except per share data)
		% Change from March 31, 2022		% Change from March 31, 2023
Total revenue	2,486,726	56.0%	4,157,294	67.2%
Net revenue	1,335,577	(2.1%)	1,562,000	17.0%
Income before income taxes	149,474	(34.0%)	273,850	83.2%
Net income attributable to Nomura Holdings, Inc. (“NHI”) shareholders	92,786	(35.1%)	165,863	78.8%
Comprehensive income	283,215	(10.3%)	320,792	13.3%
Basic-Net income attributable to NHI shareholders per share (Yen)	30.86		54.97
Diluted-Net income attributable to NHI shareholders per share (Yen)	29.74		52.69
Return on shareholders’ equity	3.1%		5.1%
Income before income taxes to total assets	0.3%		0.5%
Income before income taxes divided by total revenue	6.0%		6.6%
Equity in earnings of affiliates	41,910		45,687

Note: Return on shareholders’ equity is a ratio of Net income attributable to NHI shareholders to Total NHI shareholders’ equity.

(2) Financial Position

	At March 31
	2023	2024

	(Millions of yen, except per share data)
Total assets	47,771,802	55,147,203
Total equity	3,224,142	3,448,513
Total NHI shareholders’ equity	3,148,567	3,350,189
Total NHI shareholders’ equity as a percentage of total assets	6.6%	6.1%
Total NHI shareholders’ equity per share (Yen)	1,048.24	1,127.72

(3) Cash Flows
	For the year ended March 31
	2023	2024

	(Millions of yen)
Net cash provided by (used in) operating activities	(694,820)	86,626
Net cash used in investing activities	(233,225)	(890,676)
Net cash provided by financing activities	1,283,937	1,061,602
Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,820,852	4,299,022

2. Cash Dividends

	For the year ended March 31
	2023	2024

	(Yen amounts, except total annual dividends)
Dividends per share
Dividends record dates
At June 30	—	—
At September 30	5.00	8.00
At December 31	—	—
At March 31	12.00	15.00
For the year	17.00	23.00
Total annual dividends (Millions of yen)	51,056	68,682
Consolidated payout ratio	55.1%	41.8%
Consolidated dividends as a percentage of shareholders’ equity per share	1.7%	2.1%

3. Earnings Forecasts for the year ending March 31, 2025

Nomura provides investment, financing and related services in the capital markets on a global basis. In the global capital markets there exist uncertainties due to, but not limited to, economic and market conditions. Nomura, therefore, does not present earnings and dividends forecasts.

Notes

(1) Changes in significant subsidiaries during the period: None

   (Changes in Specified Subsidiaries accompanying changes in scope of consolidation.)

(2) Changes in accounting policies

  a)  Changes in accounting policies due to amendments to the accounting standards : None

  b)  Changes in accounting policies due to other than a) : None

(3) Number of shares issued (common stock)

	At March 31
	2023	2024

Number of shares outstanding (including treasury stock)	3,233,562,601	3,163,562,601
Number of treasury stock	229,883,277	192,807,441

	For the year ended March 31
	2023	2024

Average number of shares outstanding	3,006,744,201	3,017,128,412

*This financial summary is not subject to certified public accountant’s or audit firm’s audits

Table of Contents for the Accompanying Materials

1.	Overview of Consolidated Operating Results

(1)	Overview of Consolidated Operating Results

Operating Results

 U.S. GAAP

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2023 (A)	March 31, 2024 (B)
Net revenue	1,335.6	1,562.0	17.0
Non-interest expenses	1,186.1	1,288.2	8.6

Income (loss) before income taxes	149.5	273.9	83.2
Income tax expense	57.8	96.6	67.2

Net income (loss)	91.7	177.2	93.3

Less: Net income (loss) attributable to noncontrolling interests	(1.1)	11.4	—

Net income (loss) attributable to NHI shareholders	92.8	165.9	78.8

Return on shareholders’ equity*	3.1%	5.1%	—

*	Return on shareholders’ equity is a ratio of Net income (loss) attributable to NHI shareholders to Total NHI shareholders’ equity.

Nomura Holdings, Inc. and its consolidated entities (“Nomura”) reported net revenue of 1,562.0 billion yen for the fiscal year ended March 31, 2024, an increase of 17.0% from the previous year. Non-interest expenses increased by 8.6% from the previous year to 1,288.2 billion yen. Income before income taxes was 273.9 billion yen and net income attributable to NHI shareholders was 165.9 billion yen for the fiscal year ended March 31, 2024.

 Segment Information

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2023 (A)	March 31, 2024 (B)
Net revenue	1,365.8	1,572.3	15.1
Non-interest expenses	1,186.1	1,288.2	8.6

Income (loss) before income taxes	179.7	284.2	58.1

In business segment totals, which exclude a part of unrealized gain (loss) on investments in equity securities held for operating purposes, net revenue for the fiscal year ended March 31, 2024 was 1,572.3 billion yen, an increase of 15.1% from the previous year. Non-interest expenses increased by 8.6% from the previous year to 1,288.2 billion yen. Income before income taxes increased by 58.1% to 284.2 billion yen for the fiscal year ended March 31, 2024. Please refer to page 13 for further details of the differences between U.S. GAAP and business segment amounts.

<Business Segment Results>

 Operating Results of Retail

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2023 (A)	March 31, 2024 (B)
Net revenue	300.2	402.4	34.0
Non-interest expenses	266.7	279.7	4.9

Income (loss) before income taxes	33.5	122.7	266.2

Net revenue increased by 34.0% from the previous year to 402.4 billion yen. Non-interest expenses increased by 4.9% to 279.7 billion yen. As a result, income before income taxes increased by 266.2% to 122.7 billion yen.

 Operating Results of Investment Management

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2023 (A)	March 31, 2024 (B)
Net revenue	128.6	154.1	19.9
Non-interest expenses	85.1	93.9	10.4

Income (loss) before income taxes	43.5	60.2	38.4

Net revenue increased by 19.9% from the previous year to 154.1 billion yen. Non-interest expenses increased by 10.4% to 93.9 billion yen. As a result, income before income taxes increased by 38.4% to 60.2 billion yen. Assets under management were 89.0 trillion yen as of March 31, 2024.

 Operating Results of Wholesale

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2023 (A)	March 31, 2024 (B)
Net revenue	772.4	866.1	12.1
Non-interest expenses	743.0	812.2	9.3

Income (loss) before income taxes	29.4	53.9	83.6

Net revenue increased by 12.1% from the previous year to 866.1 billion yen. Non-interest expenses increased by 9.3% to 812.2 billion yen. As a result, income before income taxes increased by 83.6% to 53.9 billion yen.

 Other Operating Results

	Billions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2023 (A)	March 31, 2024 (B)
Net revenue	164.7	149.7	(9.1)
Non-interest expenses	91.3	102.3	12.0

Income (loss) before income taxes	73.4	47.4	(35.4)

Net revenue was 149.7 billion yen. Income before income taxes was 47.4 billion yen.

(2)	Overview of Consolidated Financial Position

Total assets as of March 31, 2024, were 55,147.2 billion yen, an increase of 7,375.4 billion yen compared to March 31, 2023, mainly due to the increase in Trading assets. Total liabilities as of March 31, 2024 were 51,698.7 billion yen, an increase of 7,151.0 billion yen compared to March 31, 2023, mainly due to the increase in Securities sold under agreements to repurchase. Total equity as of March 31, 2024 was 3,448.5 billion yen, an increase of 224.4 billion yen compared to March 31, 2023.

(3)	Overview of Cash Flows

Cash, cash equivalents, restricted cash and restricted cash equivalents as of March 31, 2024, increased by 478.2 billion yen compared to March 31, 2023. Cash flows from operating activities for the year ended March 31, 2024 were inflows of 86.6 billion yen due mainly to the increase in Payables. Cash flows from investing activities for the year ended March 31, 2024 were outflows of 890.7 billion yen due mainly to Payments for purchases or origination of other non-trading loans. Cash flows from financing activities for the year ended March 31, 2024 were inflows of 1,061.6 billion yen due primarily to Proceeds from issuances of long-term borrowings.

2.	Considerations in the selection of accounting standards

Nomura currently adopts U.S. generally accepted accounting principles. Depending on factors such as trends by other companies and the impact of International Financial Reporting Standards (“IFRS”) on Nomura’s businesses, Nomura may consider in adopting IFRS in the future.

3.	Consolidated Financial Statements

The consolidated financial information herein has been prepared in accordance with Nomura’s accounting policies which are disclosed in the notes to the consolidated financial statements of Nomura Holdings, Inc.’s Annual Securities Report (the annual report filed in Japan on June 28, 2023 and amended on April 12, 2024) and Form 20-F (the annual report filed with the U.S. Securities and Exchange Commission on June 28, 2023 and amended on April 12, 2024) for the year ended March 31, 2023.

(1) Consolidated Balance Sheets

	Millions of yen
	March 31, 2023	March 31, 2024	Increase/ (Decrease)
ASSETS
Cash and cash deposits:
Cash and cash equivalents	3,820,685	4,239,359	418,674
Time deposits	409,082	545,842	136,760
Deposits with stock exchanges and other segregated cash	291,480	369,770	78,290

Total cash and cash deposits	4,521,247	5,154,971	633,724

Loans and receivables:
Loans receivable	4,013,852	5,469,195	1,455,343
Receivables from customers	379,911	453,937	74,026
Receivables from other than customers	819,263	928,632	109,369
Allowance for credit losses	(5,832)	(18,047)	(12,215)

Total loans and receivables	5,207,194	6,833,717	1,626,523

Collateralized agreements:
Securities purchased under agreements to resell	13,834,460	15,621,132	1,786,672
Securities borrowed	4,283,039	5,373,663	1,090,624

Total collateralized agreements	18,117,499	20,994,795	2,877,296

Trading assets and private equity and debt investments:
Trading assets*	17,509,934	19,539,742	2,029,808
Private equity and debt investments*	99,399	117,066	17,667

Total trading assets and private equity and debt investments	17,609,333	19,656,808	2,047,475

Other assets:
Office buildings, land, equipment and facilities (net of accumulated depreciation and amortization of ¥459,954 million as of March 31, 2023 and ¥529,605 million as of March 31, 2024)	464,316	448,785	(15,531)
Non-trading debt securities*	337,361	335,401	(1,960)
Investments in equity securities*	97,660	105,088	7,428
Investments in and advances to affiliated companies*	402,485	462,017	59,532
Other	1,014,707	1,155,621	140,914

Total other assets	2,316,529	2,506,912	190,383

Total assets	47,771,802	55,147,203	7,375,401

*	Including securities pledged as collateral

Millions of yen
March 31, 2023	March 31, 2024	Increase/ (Decrease)
LIABILITIES AND EQUITY
Short-term borrowings	1,008,541	1,054,717	46,176
Payables and deposits:
Payables to customers	1,359,948	1,310,825	(49,123)
Payables to other than customers	1,799,585	2,823,100	1,023,515
Deposits received at banks	2,137,936	2,356,202	218,266

Total payables and deposits	5,297,469	6,490,127	1,192,658

Collateralized financing:
Securities sold under agreements to repurchase	14,217,966	16,870,303	2,652,337
Securities loaned	1,556,663	2,133,066	576,403
Other secured borrowings	334,319	393,206	58,887

Total collateralized financing	16,108,948	19,396,575	3,287,627

Trading liabilities	10,557,971	10,890,610	332,639
Other liabilities	1,175,521	1,414,546	239,025
Long-term borrowings	10,399,210	12,452,115	2,052,905

Total liabilities	44,547,660	51,698,690	7,151,030

Equity
NHI shareholders’ equity:
Common stock
Authorized	-	6,000,000,000 shares
Issued	-	3,233,562,601 shares as of March 31, 2023 and
3,163,562,601 shares as of March 31, 2024
Outstanding	-	3,003,679,324 shares as of March 31, 2023 and
2,970,755,160 shares as of March 31, 2024	594,493	594,493	—
Additional paid-in capital	707,189	708,785	1,596
Retained earnings	1,647,005	1,705,725	58,720
Accumulated other comprehensive income (loss)	318,454	459,984	141,530

Total NHI shareholders’ equity before treasury stock	3,267,141	3,468,987	201,846
Common stock held in treasury, at cost-
229,883,277 shares as of March 31, 2023 and
192,807,441 shares as of March 31, 2024	(118,574)	(118,798)	(224)

Total NHI shareholders’ equity	3,148,567	3,350,189	201,622

Noncontrolling interests	75,575	98,324	22,749

Total equity	3,224,142	3,448,513	224,371

Total liabilities and equity	47,771,802	55,147,203	7,375,401

(2) Consolidated Statements of Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2023(A)	March 31, 2024(B)
Revenue:
Commissions	279,857	364,095	30.1
Fees from investment banking	113,208	173,265	53.1
Asset management and portfolio service fees	271,684	310,154	14.2
Net gain on trading	563,269	491,611	(12.7)
Gain on private equity and debt investments	14,504	11,877	(18.1)
Interest and dividends	1,114,690	2,620,856	135.1
Gain (loss) on investments in equity securities	(1,426)	9,612	—
Other	130,940	175,824	34.3

Total revenue	2,486,726	4,157,294	67.2
Interest expense	1,151,149	2,595,294	125.5

Net revenue	1,335,577	1,562,000	17.0

Non-interest expenses:
Compensation and benefits	605,787	673,523	11.2
Commissions and floor brokerage	119,237	137,328	15.2
Information processing and communications	209,537	217,126	3.6
Occupancy and related depreciation	66,857	68,698	2.8
Business development expenses	22,636	24,236	7.1
Other	162,049	167,239	3.2

Total non-interest expenses	1,186,103	1,288,150	8.6

Income before income taxes	149,474	273,850	83.2
Income tax expense	57,798	96,630	67.2

Net income	91,676	177,220	93.3

Less: Net income (loss) attributable to noncontrolling interests	(1,110)	11,357	—

Net income attributable to NHI shareholders	92,786	165,863	78.8

Per share of common stock:

	Yen		% Change
Basic-
Net income attributable to NHI shareholders per share	30.86	54.97	78.1

Diluted-
Net income attributable to NHI shareholders per share	29.74	52.69	77.2

(3) Consolidated Statements of Comprehensive Income

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2023(A)	March 31, 2024(B)
Net income	91,676	177,220	93.3
Other comprehensive income (loss):
Cumulative translation adjustments:
Cumulative translation adjustments	107,058	204,507	91.0
Deferred income taxes	(145)	(1,161)	—

Total	106,913	203,346	90.2

Defined benefit pension plans:
Pension liability adjustments	16,422	18,475	12.5
Deferred income taxes	(4,793)	(5,813)	—

Total	11,629	12,662	8.9

Own credit adjustments:
Own credit adjustments	95,047	(91,001)	—
Deferred income taxes	(22,050)	18,565	—

Total	72,997	(72,436)	—

Total other comprehensive income	191,539	143,572	(25.0)

Comprehensive income	283,215	320,792	13.3
Less: Comprehensive income (loss) attributable to noncontrolling interests	(52)	13,399	—

Comprehensive income attributable to NHI shareholders	283,267	307,393	8.5

(4) Consolidated Statements of Changes in Equity

	Millions of yen
	For the year ended
	March 31, 2023	March 31, 2024
Common stock
Balance at beginning of year	594,493	594,493

Balance at end of year	594,493	594,493

Additional paid-in capital
Balance at beginning of year	697,507	707,189
Stock-based compensation awards	9,411	1,609
Changes in ownership interests in subsidiaries	287	—
Changes in an affiliated company’s interests	(16)	(13)

Balance at end of year	707,189	708,785

Retained earnings
Balance at beginning of year	1,606,987	1,647,005
Net income attributable to NHI shareholders	92,786	165,863
Cash dividends	(51,050)	(68,674)
Loss on sales of treasury stock	(1,718)	(2,364)
Cancellation of treasury stock	—	(36,105)

Balance at end of year	1,647,005	1,705,725

Accumulated other comprehensive income (loss)
Cumulative translation adjustments
Balance at beginning of year	136,912	242,767
Net change during the year	105,855	201,304

Balance at end of year	242,767	444,071

Defined benefit pension plans
Balance at beginning of year	(43,803)	(32,174)
Pension liability adjustments	11,629	12,662

Balance at end of year	(32,174)	(19,512)

Own credit adjustments
Balance at beginning of year	34,864	107,861
Own credit adjustments	72,997	(72,436)

Balance at end of year	107,861	35,425

Balance at end of year	318,454	459,984

Common stock held in treasury
Balance at beginning of year	(112,355)	(118,574)
Repurchases of common stock	(24,728)	(61,199)
Sales of common stock	0	0
Common stock issued to employees	18,509	24,870
Cancellation of treasury stock	—	36,105

Balance at end of year	(118,574)	(118,798)

Total NHI shareholders’ equity

Balance at end of year	3,148,567	3,350,189

Noncontrolling interests
Balance at beginning of year	58,198	75,575
Net change during the year	17,377	22,749

Balance at end of year	75,575	98,324

Total equity

Balance at end of year	3,224,142	3,448,513

(5) Consolidated Statements of Cash Flows

	Millions of yen
	For the year ended
	March 31, 2023	March 31, 2024
Cash flows from operating activities:
Net income	91,676	177,220
Adjustments to reconcile net income to Net cash provided by (used in) operating activities:
Depreciation and amortization	61,424	61,340
Provision for credit losses	(4,047)	13,910
(Gain) loss on investments in equity securities	1,426	(9,612)
Gain on investments in subsidiaries and affiliates	(23,889)	(968)
Loss on disposal of office buildings, land, equipment and facilities	344	2,670
Changes in operating assets and liabilities:
Deposits with stock exchanges and other segregated cash	170,632	16,465
Trading assets and private equity and debt investments	(1,623,037)	(386,474)
Trading liabilities	467,257	(411,843)
Securities purchased under agreements to resell, net of securities sold under agreements to repurchase	(590,424)	290,843
Securities borrowed, net of securities loaned	834,438	(324,095)
Margin loans and receivables	472,811	(276,058)
Payables	(139,417)	709,839
Bonus accrual	(3,319)	26,480
Other, net	(410,695)	196,909

Net cash provided by (used in) operating activities	(694,820)	86,626

Cash flows from investing activities:
Payments for placements of time deposits	(344,117)	(636,813)
Proceeds from redemption or maturity of time deposits	284,705	551,669
Payments for purchases of office buildings, land, equipment and facilities	(171,165)	(145,784)
Proceeds from sales of office buildings, land, equipment and facilities	63,648	109,443
Payments for purchases of equity investments	(4,471)	(12,762)
Proceeds from sales of equity investments	52,299	40,497
Net cash outflows from loans receivable at banks	(84,362)	(112,224)
Payments for purchases or origination of other non-trading loans	(4,702,061)	(4,302,524)
Proceeds from sales or repayments of other non-trading loans	4,486,651	3,622,991
Net cash outflows from interbank money market loans	(62)	—
Payments for purchases of non-trading debt securities	(45,910)	(112,438)
Proceeds from sales or maturity of non-trading debt securities	205,468	135,690
Acquisitions, net of cash acquired	—	(457)
Divestures, net of cash disposed of	16,950	—
Payments for purchases of investments in affiliated companies	(25,119)	(29,778)
Proceeds from sales of investments in affiliated companies	43,299	900
Other, net	(8,978)	914

Net cash used in investing activities	(233,225)	(890,676)

Cash flows from financing activities:
Proceeds from issuances of long-term borrowings	2,208,422	3,202,737
Payments for repurchases or maturity of long-term borrowings	(1,115,171)	(2,170,655)
Proceeds from issuances of short-term borrowings	2,630,083	1,894,565
Payments for repurchases or maturity of short-term borrowings	(2,694,588)	(1,866,998)
Net cash inflows (outflows) from interbank money market borrowings	48,197	(88,288)
Net cash inflows (outflows) from other secured borrowings	(52,915)	107,311
Net cash inflows from deposits received at banks	328,867	107,532
Payments for withholding taxes on stock-based compensation	(9,060)	(12,669)
Proceeds from sales of common stock	4	953
Payments for repurchases of common stock	(24,728)	(61,029)
Payments for cash dividends	(57,262)	(60,164)
Contributions from noncontrolling interests	59,718	69,231
Distributions to noncontrolling interests	(37,630)	(60,924)

Net cash provided by financing activities	1,283,937	1,061,602

Effect of exchange rate changes on cash, cash equivalents, restricted cash and restricted cash equivalents	148,552	220,618

Net increase in cash, cash equivalents, restricted cash and restricted cash equivalents	504,444	478,170
Cash, cash equivalents, restricted cash and restricted cash equivalents at beginning of the year	3,316,408	3,820,852

Cash, cash equivalents, restricted cash and restricted cash equivalents at end of the year	3,820,852	4,299,022

(6) Note with respect to the Assumption as a Going Concern

Not applicable.

(7) Notes to the Consolidated Financial Statements

Segment Information – Operating Segment

The following table shows business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2023 (A)	March 31, 2024 (B)
Net revenue

Business segment information:
Retail	300,191	402,361	34.0
Investment Management	128,559	154,143	19.9
Wholesale	772,380	866,147	12.1

Subtotal	1,201,130	1,422,651	18.4
Other	164,718	149,690	(9.1)

Net revenue	1,365,848	1,572,341	15.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(30,271)	(10,341)	—

Net revenue	1,335,577	1,562,000	17.0

Non-interest expenses

Business segment information:
Retail	266,695	279,682	4.9
Investment Management	85,064	93,945	10.4
Wholesale	743,011	812,236	9.3

Subtotal	1,094,770	1,185,863	8.3
Other	91,333	102,287	12.0

Non-interest expenses	1,186,103	1,288,150	8.6

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—

Non-interest expenses	1,186,103	1,288,150	8.6

Income (loss) before income taxes

Business segment information:
Retail	33,496	122,679	266.2
Investment Management	43,495	60,198	38.4
Wholesale	29,369	53,911	83.6

Subtotal	106,360	236,788	122.6
Other*	73,385	47,403	(35.4)

Income (loss) before income taxes	179,745	284,191	58.1

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(30,271)	(10,341)	—

Income (loss) before income taxes	149,474	273,850	83.2

*Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen		% Change
	For the year ended		(B-A)/(A)
	March 31, 2023 (A)	March 31, 2024 (B)
Net gain (loss) related to economic hedging transactions	(4,846)	2,021	—
Realized gain (loss) on investments in equity securities held for operating purposes	28,385	21,027	(25.9)
Equity in earnings of affiliates	47,744	46,420	(2.8)
Corporate items	(12,590)	(11,997)	—
Other	14,692	(10,068)	—

Total	73,385	47,403	(35.4)

Per share data

Shareholders’ equity per share is calculated based on the following number of shares.

Number of shares outstanding as of March 31, 2024	2,970,755,160

Net income attributable to NHI shareholders per share calculated based on the following number of shares.

Average number of shares outstanding for the year ended March 31, 2024	3,017,128,412

Significant Subsequent Events

Not applicable.

(8) Other Financial Information

Consolidated Statements of Income – Quarterly Comparatives

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023(A)	March 31, 2024(B)
Revenue:
Commissions	70,431	68,152	77,502	63,772	82,770	88,922	85,718	106,685	24.5
Fees from investment banking	27,285	24,189	33,783	27,951	31,146	38,604	55,229	48,286	(12.6)
Asset management and portfolio service fees	68,250	69,038	67,035	67,361	71,807	76,666	77,496	84,185	8.6
Net gain on trading	141,918	160,905	142,132	118,314	115,563	116,613	125,069	134,366	7.4
Gain (loss) on private equity and debt investments	(4,535)	5,738	8,050	5,251	6,887	1,123	1,882	1,985	5.5
Interest and dividends	109,049	196,893	373,283	435,465	549,651	658,458	686,300	726,447	5.8
Gain (loss) on investments in equity securities	(1,742)	(1,523)	644	1,195	4,777	2,792	(3,350)	5,393	—
Other	(688)	10,460	69,812	51,356	30,752	29,522	52,143	63,407	21.6

Total revenue	409,968	533,852	772,241	770,665	893,353	1,012,700	1,080,487	1,170,754	8.4
Interest expense	110,940	215,894	378,583	445,732	544,440	644,940	680,262	725,652	6.7

Net revenue	299,028	317,958	393,658	324,933	348,913	367,760	400,225	445,102	11.2

Non-interest expenses:
Compensation and benefits	143,061	150,894	156,275	155,557	158,673	167,138	170,629	177,083	3.8
Commissions and floor brokerage	28,488	28,183	32,275	30,291	31,365	34,336	34,315	37,312	8.7
Information processing and communications	49,732	52,127	54,004	53,674	52,836	53,616	54,342	56,332	3.7
Occupancy and related depreciation	16,359	16,643	17,180	16,675	16,601	17,477	16,806	17,814	6.0
Business development expenses	4,699	5,353	6,311	6,273	6,144	5,396	6,157	6,539	6.2
Other	44,956	33,274	44,047	39,772	36,984	33,062	39,265	57,928	47.5

Total non-interest expenses	287,295	286,474	310,092	302,242	302,603	311,025	321,514	353,008	9.8

Income before income taxes	11,733	31,484	83,566	22,691	46,310	56,735	78,711	92,094	17.0
Income tax expense	11,340	14,741	17,629	14,088	20,428	21,150	26,573	28,479	7.2

Net income	393	16,743	65,937	8,603	25,882	35,585	52,138	63,615	22.0

Less: Net income (loss) attributable to noncontrolling interests	(1,303)	(28)	(1,007)	1,228	2,551	353	1,588	6,865	332.3

Net income attributable to NHI shareholders	1,696	16,771	66,944	7,375	23,331	35,232	50,550	56,750	12.3

	Yen								% Change
Per share of common stock:
Basic-
Net income attributable to NHI shareholders per share	0.56	5.59	22.30	2.46	7.71	11.61	16.77	18.92	12.8

Diluted-
Net income attributable to NHI shareholders per share	0.52	5.41	21.51	2.34	7.40	11.21	16.10	18.02	11.9

Business Segment Information – Quarterly Comparatives

The following table shows quarterly business segment information and reconciliation items to the consolidated statements of income.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023	September 30, 2023	December 31, 2023(A)	March 31, 2024(B)
Net revenue

Business segment information:
Retail	71,386	72,480	81,019	75,306	92,050	98,932	102,625	108,754	6.0
Investment Management	7,579	26,171	56,965	37,844	26,525	45,111	38,946	43,561	11.8
Wholesale	198,987	205,499	189,057	178,837	190,850	204,087	216,996	254,214	17.2

Subtotal	277,952	304,150	327,041	291,987	309,425	348,130	358,567	406,529	13.4
Other	23,925	15,623	87,310	37,860	43,755	16,953	54,620	34,362	(37.1)

Net revenue	301,877	319,773	414,351	329,847	353,180	365,083	413,187	440,891	6.7

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,849)	(1,815)	(20,693)	(4,914)	(4,267)	2,677	(12,962)	4,211	—

Net revenue	299,028	317,958	393,658	324,933	348,913	367,760	400,225	445,102	11.2

Non-interest expenses

Business segment information:
Retail	66,470	66,995	67,756	65,474	69,103	69,887	70,698	69,994	(1.0)
Investment Management	19,293	20,618	23,663	21,490	22,898	21,896	23,350	25,801	10.5
Wholesale	173,715	185,310	190,911	193,075	188,749	195,823	194,026	233,638	20.4

Subtotal	259,478	272,923	282,330	280,039	280,750	287,606	288,074	329,433	14.4
Other	27,817	13,551	27,762	22,203	21,853	23,419	33,440	23,575	(29.5)

Non-interest expenses	287,295	286,474	310,092	302,242	302,603	311,025	321,514	353,008	9.8

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	—	—	—	—	—	—	—	—	—

Non-interest expenses	287,295	286,474	310,092	302,242	302,603	311,025	321,514	353,008	9.8

Income (loss) before income taxes

Business segment information:
Retail	4,916	5,485	13,263	9,832	22,947	29,045	31,927	38,760	21.4
Investment Management	(11,714)	5,553	33,302	16,354	3,627	23,215	15,596	17,760	13.9
Wholesale	25,272	20,189	(1,854)	(14,238)	2,101	8,264	22,970	20,576	(10.4)

Subtotal	18,474	31,227	44,711	11,948	28,675	60,524	70,493	77,096	9.4
Other*	(3,892)	2,072	59,548	15,657	21,902	(6,466)	21,180	10,787	(49.1)

Income (loss) before income taxes	14,582	33,299	104,259	27,605	50,577	54,058	91,673	87,883	(4.1)

Reconciliation items:
Unrealized gain (loss) on investments in equity securities held for operating purposes	(2,849)	(1,815)	(20,693)	(4,914)	(4,267)	2,677	(12,962)	4,211	—

Income (loss) before income taxes	11,733	31,484	83,566	22,691	46,310	56,735	78,711	92,094	17.0

*	Major components

Transactions between operating segments are recorded within segment results on commercial terms and conditions, and are eliminated in “Other”.

The following table presents the major components of income (loss) before income taxes in “Other”.

	Millions of yen								% Change
	For the three months ended								(B-A)/(A)
	June 30, 2022	September 30, 2022	December 31, 2022	March 31, 2023	June 30, 2023(A)	September 30, 2023(B)	December 31, 2023(A)	March 31, 2024(B)
Net gain (loss) related to economic hedging transactions	(9,807)	98	(1,455)	6,318	3,394	(8,905)	7,575	(43)	—
Realized gain (loss) on investments in equity securities held for operating purposes	240	55	21,895	6,195	8,191	26	11,762	1,048	(91.1)
Equity in earnings of affiliates	16,993	9,114	8,893	12,744	13,718	9,013	8,830	14,859	68.3
Corporate items	(5,988)	4,513	(3,323)	(7,792)	1,942	1,380	(6,459)	(8,860)	—
Other	(5,330)	(11,708)	33,538	(1,808)	(5,343)	(7,980)	(528)	3,783	—

Total	(3,892)	2,072	59,548	15,657	21,902	(6,466)	21,180	10,787	(49.1)

4.	Other Information

Financial information for Nomura Securities Co., Ltd. can be found on the following URL.

https://www.nomuraholdings.com/company/group/nsc/pdf/2024_4q.pdf